Filed by: LTX-Credence Corporation

pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LTX-Credence Corporation

Commission File No. 000-10761

This letter was first delivered to LTX-Credence Corporation Employees on November 18, 2010.

Verigy and LTX-Credence Plan to Merge,

Creating a Top-Tier Provider of Semiconductor Test Solutions

November 18, 2010

Dear Valued Employee of LTX-Credence,

I want to share some news with you. LTX-Credence and Verigy have signed a definitive agreement to merge companies. We believe that the merger will create a new company capable of challenging the market share leader for the number one position in SOC test and be a well positioned ATE supplier. This decision to merge with Verigy came after much deliberation by our Board and senior management about the future direction of the company and the industry. Thanks to all your efforts in building LTX-Credence, we are entering into this merger from a position of strength. Once the merger closes we will, as we did in the merger of LTX and Credence, move quickly to integrate the two companies and provide open and frequent communications.

So why Verigy? By merging with Verigy we are combining strengths with a company whose products and customers are complementary to LTX-Credence products and customers. We believe the result will be a new company with an enhanced lineup of products that includes leading technology, as well as cost-optimized products covering all of the major semiconductor market segments. The combined company will have a diverse, high quality customer portfolio, including most of the top semiconductor companies in the world. With a broader portfolio of products and services, the combined company’s goal will be to expand its share at each of these accounts. The new Company, which will be called Verigy, will be well positioned to address the broad test requirements of the wireless, computing, automotive, industrial and entertainment market segments, including both SOC and memory technologies. We believe we will also have the largest sales, service and support footprint in the critical Asian region as a result of the combined company’s direct presence and continuing relationship with Spirox.

The merger is subject to approval by both companies’ stockholders, as well as the satisfaction of other customary closing conditions and regulatory approvals. We are currently working to obtain the required approvals, and expect to close the merger in the first half of 2011. Upon closing, we plan to move forward with the integration of the two companies under the leadership of an experienced executive team. Keith Barnes, current Chairman and CEO of Verigy, will become Chairman of the combined company’s new board of

LTX-Credence Confidential

directors. Jorge Titinger, current President and COO of Verigy and I will serve as co-CEOs of the combined company. Bob Nikl, current CFO and Vice President of Verigy, will become CFO of the combined company. Mark Gallenberger will remain with the company and take a lead role in the integration efforts.

I’m sure this initial announcement will generate many questions, some of which we can answer now but many of which we cannot answer at this time. Until the transaction closes, our two companies must and will remain independent and continue to operate as such. So for now, it is business as usual. We must continue to work with our customers and provide them with the highest level of service. My commitment to you is that as we move through this process, we will communicate as often, and with as much information, as possible.

I want to personally thank the efforts of every one of you in getting us to this point. Our success has been because of all of you, the extremely dedicated and talented employees at LTX-Credence. I believe that this merger is the next logical step in the progression of the company. We are about to enter another exciting chapter for our company and the industry where we will have the opportunity to become the leading semiconductor test equipment supplier in the industry.

Sincerely,

David G. Tacelli

CEO and President

LTX-Credence Corporation

IMPORTANT ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

This communication may be deemed to be solicitation material in respect of the proposed transaction between Verigy and LTX-Credence. In connection with the transaction, Verigy will file a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus. The joint proxy statement/prospectus will be mailed to the shareholders of Verigy and LTX-Credence. Investors and security holders of Verigy and LTX-Credence are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Verigy, LTX-Credence and the proposed transaction. The joint proxy statement/prospectus (when it becomes available), and any other documents filed by Verigy or LTX-Credence with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Verigy and LTX-Credence by contacting, respectively, Verigy Investor Relations by e-mail at judy.davies@verigy.com or by telephone at 1-408-864-7549 or by contacting LTX-Credence Investor Relations by e-mail at rich_yerganian@ltxc.com or by telephone at 1-781-467-5063. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. Verigy, LTX-Credence and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in favor of the proposed transaction. Information about the directors and executive officers of Verigy and LTX-Credence and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus. Additional information regarding the Verigy directors and executive officers is also included in Verigy’s proxy statement for its 2010 Annual Meeting of Shareholders, which was filed with the SEC on February 23, 2010. Additional information regarding the LTX-Credence directors and executive officers is also included in LTX-Credence’s proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on November 8, 2010. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Verigy and LTX-Credence, respectively, at the e-mail addresses and phone numbers listed above.

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SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include the strength of the combined company’s financial position and global presence; future financial and operating results; our expectations about the ability of the combined company to deliver significant value and substantial benefits to our customers, shareholders and employees; the ability of the combined company to be a stronger, more competitive innovator of test cell solutions, to drive sustainable long-term growth and to be a major challenger for leadership in the semiconductor test industry; expectations of meeting customers’ technology needs that enable them to maximize profitability and competitiveness; potential synergies, including the timing of the realization of such synergies; expectations about the combined company’s leadership and board composition; the ability of the combined company to drive and sustain long-term growth and shareholder value; anticipated expansion of product and technology portfolio as well as customer and partner relationships; and other statements regarding the proposed transaction. Any statements that are not statements of historical fact (including statements containing the words “believes,” “should,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Verigy and LTX-Credence do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Verigy or LTX-Credence expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Verigy and LTX-Credence shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Verigy and LTX-Credence generally, including those set forth in the filings of Verigy and LTX-Credence with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Verigy and LTX-Credence are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward-looking statements as a result of developments occurring after the date of this press release.

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LTX-Credence Confidential